UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

 CUSIP No. 153435102

AMENDMENT NO. 18 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012, Amendment No. 12 thereto filed on December 31, 2012, Amendment No. 13 thereto filed on February 7, 2013, Amendment No. 14 thereto filed on March 1, 2013, Amendment No. 15 thereto filed on March 12, 2013, Amendment No. 16 thereto filed on March 14, 2013 and Amendment No. 17 thereto filed on March 21, 2013 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On March 26, 2013, Roust Trading, certain beneficial owners of the 2016 Notes (the “Consenting 2016 Noteholders”), the Issuer, CEDC Finance Corporation International, Inc. (“CEDC FinCo” and, together with Roust Trading, the Consenting 2016 Noteholders and the Issuer, the “Parties”) entered into a Plan Support Agreement (the “Plan Support Agreement”) pursuant to which the Parties agreed to support a proposed financial restructuring of the Issuer (the “Proposed Restructuring”), as set forth in that certain joint summary term sheet entered into among Roust Trading and the Consenting 2016 Noteholders on February 28, 2013, subject to and in accordance with the terms set forth in the Plan Support Agreement. Pursuant to the Plan Support Agreement RTL and the Consenting 2016 Noteholders each agreed, among other things, subject to certain exceptions, (i) to take any and all necessary and appropriate actions in furtherance of the Proposed Restructuring and the Plan Support Agreement, (ii) not to take any action that would interfere with or delay the acceptance or implementation of the transactions contemplated under the Proposed Restructuring, (iii) to irrevocably vote all Covered Claims (as defined in the Plan Support Agreement) it beneficially owns or for which it serves as the nominee, investment manager or advisor for beneficial holders thereof to accept the Chapter 11 Plan (as defined in the Plan Support Agreement), (iv) not to withdraw, amend or revoke its vote with respect to the Chapter 11 Plan and (v) use its commercially reasonable efforts to facilitate the solicitation, confirmation and consummation of the Proposed Restructuring.  Further, the Issuer and CEDC FinCo agreed to, among other things, subject to certain exceptions, (i) promptly use commercially reasonable efforts to meet all restructuring milestones set forth in the Plan Support Agreement and (ii) comply with its obligations to RTL in the RTL Investment Agreement pursuant to the terms of that agreement and take any other necessary and appropriate actions in furtherance of the Proposed Restructuring, the Chapter 11 Plan and the Plan Support Agreement. The Issuer further agreed to promptly execute a supplemental indenture to the indenture governing the Existing 2016 Notes effecting certain amendments to such indenture and, promptly following commencement of the chapter 11 cases in connection with the Chapter 11 Plan, seeking bankruptcy court approval and assumption of the RTL Investment Agreement.

The Plan Support Agreement is subject to termination by Roust Trading or a majority of the principal amount of the 2016 Notes held by the Consenting 2016 Noteholders upon the occurrence of certain events, including, without limitation, (i) the failure of the Issuer and CEDC FinCo to take certain actions by specified milestone dates, (ii) events related to a change in the nature of the bankruptcy proceedings (if the Proposed Restructuring is implemented through the Chapter 11 Plan), (iii) upon the occurrence of an event, circumstance, development, state of facts, occurrence, change or effect that constitutes a Material Adverse Change (as defined in the RTL Investment Agreement), (iv) if a court permits any person to, or the Issuer takes action to, amend or modify the Proposed Restructuring in any material respect, (v) the Issuer supports an alternative restructuring and (vi) the RTL Investment Agreement is terminated in accordance with its terms. The Plan Support Agreement is additionally subject to termination by the Issuer in the following circumstances, among others: (a) if the Issuer’s board of directors determines based upon the advice of the Issuer’s counsel, that proceeding with the Proposed Restructuring, the Chapter 11 Plan or the solicitation of the Chapter 11 Plan would be inconsistent with such board’s fiduciary duties under applicable law; (b) the issuance by any governmental authority of any ruling or order enjoining the consummation of a material portion of the Proposed Restructuring; or (c) in order to concurrently enter into an Alternative Transaction Agreement with respect to a Superior Proposal (as defined in, permitted by and in accordance with the RTL Investment Agreement).

The foregoing disclosure is qualified in its entirety by reference to the full text of the Plan Support Agreement, which is referenced as Exhibit 99.42 (which incorporates by reference Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 26, 2012.

The Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other security holders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The matters set forth in Item 4 of this Amendment No. 18 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 99.42

Plan Support Agreement, dated as of March 26, 2013, by and among Roust Trading, the Consenting 2016 Noteholders, the Issuer and CEDC FinCo. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 26, 2012)

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2013

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko